UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO ANNOUNCES APPROVAL OF

COMBINED MAXIMUM TARIFFS AND MASTER DEVELOPMENT PROGRAM

FOR THE 2015-2019 PERIOD

Guadalajara, Jalisco, Mexico – January 2, 2015 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces that on December 31, 2014, the combined maximum tariffs were published in the Official Gazette of the Federation (Diario Oficial de la Federación) for the Aguascalientes, Guanajuato, Guadalajara, Hermosillo, La Paz, Los Mochis, Morelia, Mexicali, Puerto Vallarta, Los Cabos, Tijuana and Manzanillo airports for the 2015-2019 period.

The combined maximum tariffs are expressed in workload units for each airport, and were determined by the Aeronautical Authority based on traffic projections, operating costs and capital investments included in the Master Development Program, as well as in accordance with the parameters set out in each airport’s concession title for the calculation of maximum tariffs.

The Master Development Program investments for the 2015-2019 period, the fourth such investment period under the concessions, represent an increase of more than 60% from investments made during the 2010-2014 period and represent the largest investment amounts committed to date.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Raul Revuelta Musalem, Chief Financial Officer	Maria Barona
Miguel Aliaga, Institutional Relations Officer	Juan Carlos Gomez Stolk
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 220154	Tel: 212 406 3691
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us: http://twitter.com/aeropuertosGAP

                    grupoaeroportuariodelpacifico

The tariffs, in force for 2015, resulting from the application of the 0.7% annual efficiency factor, and expressed in pesos by workload unit at each airport, are the following:

Airport	Tariff	Airport	Tariff	Airport	Tariff
Aguascalientes:	139.31	La Paz:	150.31	Puerto Vallarta:	177.91
Guanajuato:	160.57	Los Mochis:	146.44	Los Cabos:	184.07
Guadalajara:	137.61	Morelia:	167.10	Tijuana:	129.16
Hermosillo:	129.55	Mexicali:	126.40	Manzanillo:	160.88

The approved maximum tariffs, applicable beginning January 1, 2015, are expressed in constant pesos as of December 31, 2012, and, consequently, will be adjusted in accordance with the Mexican Producer Price Index (Índice Nacional de Precios al Productor) excluding petroleum at the end of each year.

The following investments, committed in accordance with the Master Development Programs approved by the authorities for the 2015-2019 period on December 19, 2014, are expressed in constant pesos as of December 31, 2012, and, consequently, will be adjusted in accordance with the Mexican Producer Price Index, construction sector at the time of their execution:

For more information regarding the maximum tariffs, please consult: http://dof.gob.mx/DOFmobile/nota_detalle.php?codigo=5377916&fecha=31/12/2014

* * *

Maximum Tariffs and MDP 2015-2019	Page 2 of 3

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Maximum Tariffs and MDP 2015-2019	Page 3 of 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RAUL REVUELTA Raul Revuelta Chief Financial Officer

Date: January 2, 2015